FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

30 September 2024

(Hong Kong Stock Code: 5)

HSBC HOLDINGS PLC

CHANGES IN COMPOSITION OF THE BOARD COMMITTEES

The Board of Directors of HSBC Holdings plc announces the following changes to the composition of the Board Committees with effect from 1 October 2024:

Eileen Murray will step down as a member of the Group Audit Committee and Geraldine Buckingham will be appointed as a member of the Group Audit Committee.

Kalpana Morparia will be appointed as a member of the Group Remuneration Committee.

Geraldine Buckingham and Kalpana Morparia will step down as members of the Group Risk Committee and Eileen Murray will be appointed as a member of the Group Risk Committee.

Following the above changes, the composition of the Group Audit Committee, Group Remuneration Committee and Group Risk Committee will be as follows:

Group Audit Committee
Brendan Robert Nelson (Chair)
Geraldine Joyce Buckingham
Rachel Duan
James Anthony Forese
Ann Frances Godbehere

Group Remuneration Committee
Dame Carolyn Julie Fairbairn (Chair)
Geraldine Joyce Buckingham
Rachel Duan
Ann Frances Godbehere
Dr José Antonio Meade Kuribreña
Kalpana Jaisingh Morparia
Eileen K Murray

Group Risk Committee
James Anthony Forese (Chair)
Dame Carolyn Julie Fairbairn
Steven Craig Guggenheimer
Eileen K Murray
Brendan Robert Nelson
Swee Lian Teo

For and on behalf of
HSBC Holdings plc

Aileen Taylor
Group Company Secretary and Chief Governance Officer

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises:

Sir Mark Edward Tucker*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Ann Frances Godbehere†, Steven Craig Guggenheimer†, Dr José Antonio Meade Kuribreña†, Kalpana Jaisingh Morparia†, Eileen K Murray†, Brendan Robert Nelson† and Swee Lian Teo†.

* Non-executive Group Chairman
† Independent non-executive Director

HSBC Holdings plc
Registered Office and Group Head Office:
8 Canada Square, London E14 5HQ, United Kingdom
Web: www.hsbc.com
Incorporated in England with limited liability. Registered in England: number 617987

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 30 September 2024